November 17, 2006

Marian Munz
President and Chief Executive Officer
California News Tech
825 Van Ness Avenue, Suite 406
San Francisco, CA 94109

Re: California News Tech
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-50762
Dated November 9, 2006

Dear Mr. Munz:

        We have limited our review of the preliminary proxy statement filed November 9, 2006 to the following issue:

1.   We note that the company intends to divest all of its assets by transferring them to a wholly-owned subsidiary. Subsequently the company intends to declare a stock dividend of shares of the subsidiary that will be distributed to current shareholders of California News Tech. Please tell us the exemption from registration you are relying on in connection with the spin-off. If you are relying on Staff Legal Bulletin 4, please explain in detail how you will satisfy the conditions contained in SLB 4.

*   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Owen Pinkerton at (202) 551-3694 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director